Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Reports Drill Results Including 42.6 meters Averaging 2.65 g/t Gold from the Grand Bois Deposit, Haiti

Vancouver, British Columbia, September 30, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to report drill results from the Grand Bois project that include multiple, near-surface gold intercepts such as 42.6 meters averaging 2.65 g/t gold. This year’s drill program confirmed historic drill results from the United Nations and other previous operators, and also intersected mineralization outside of the historic resource area. In addition, the drilling continued to intersect copper mineralization below the oxide gold zone. Grand Bois is a Designated Project with joint venture partner Newmont Ventures Limited (“Newmont” or “NEM”), a wholly owned subsidiary of Newmont Mining Corporation. Please see attached map and www.eurasianminerals.com for more information.

Grand Bois Drill Results. The thirteen-hole, 902-meter Grand Bois core drilling program was designed to confirm previous drill results from the historic, non-NI 43-101 compliant gold resource area, and assess portions of the Riviere Brunette copper target located approximately 800 meters to the northwest. Results from the 2010 drill program are summarized in the table below.

Hole ID	TD	From (m)	To (m)	Length (m)	Au g/t	Cu %	Oxidation	Comments
GBDH-017	43	7.4	43	35.6	0.94	0.27	Mixed & sulfide	Southeast of historic resource area. Ends in Cu mineralization.
Including		26.3	43	16.7	0.55	0.54
GBDH-018	42.6	0	42.6	42.6	2.65	-	Oxide & mixed	Resource area. Entire hole Au mineralized.
Including		25	28.2	3.2	13.04	-	Oxide
GBDH-019	44.5	0	24.9	24.9	1.90	-	Oxide (mixed)	Resource area.
Including w/ overlap		15.5	43.3	27.8	-	0.21	Oxide & sulfide
GBDH-020	40.8	2	27.3	25.3	2.11	0.11	Oxide & mixed	Resource area. Ends in Cu mineralization.
Including w/ overlap		21.9	40.8	18.9	-	0.46	Mixed & sulfide
GBDH-021	48.2	0	40	40	1.06	-	Oxide & sulfide	Southwest of historic resource area.
GBDH-022	63.1	0	63.1	63.1	1.62	0.18	Oxide & mixed	Resource area. Entire hole Au & Cu mineralized.
Including		49.8	63.1	13.3	0.62	0.39	Mixed & sulfide
GBDH-023	42.8	0.7	42.8	42.1	0.99	0.11	Oxide & sulfide	Resource area. Entire hole Au & Cu mineralized.
GBDH-024	26	4.1	21.3	17.2	1.78	-	Oxide (mixed)	Resource area.
GBDH-025	22.5	0.5	9.7	9.2	3.86	-	Oxide & sulfide	Resource area.
GBDH-026	21.7	0.3	21.7	21.4	1.20	-	Oxide (sulfide)	North of historic resource area. Ends in Au mineralization.
GBDH-027	18	0.3	9	8.7	3.85	-	Oxide & sulfide	Resource area.
GBDH-028	243.8	0.4	11.4	11.0	-	0.17	Mixed (oxide)	Riviere Brunette.
GBDH-029	245.4	11.2	37.5	26.3	-	0.18	Mixed	Riviere Brunette.

Intervals in the above table are reported for gold at a 0.3 g/t cutoff and for copper at a 0.1% cutoff over a minimum length of 6 meters. Note, oxidation type in ( ) represents less than 20% of the interval.

All eleven holes drilled within and around the perimeter of the historic resource area generally confirm the grade and thickness of the shallow gold zone as defined by historic drilling. Ten of these holes were located as „twins’ to historic drill holes (on average the twinned holes were positioned within 2.5 meters of the locations of the historic holes), and supplement eight twin holes from the 2009 drill campaign. Taken together, and eliminating holes with poor recovery that were re-drilled (GBDH-009 and -011), the 2009-2010, gold mineralized intervals from the EMX-NEM twin holes average 2.52 g/t gold over 32.7 meters as compared to the historic drill intercept average of 2.74 g/t gold over 33.0 meters. The average grades are within 8%, and the average intercept lengths are within 1%. This confirmation of the historic drill results provides a foundation for using these data for the NI 43-101 compliant resource estimate that is currently underway. Of note, three drill holes (GBDH-17, -21, and -26) were drilled outside of the historic resource area, and between them returned grades and thicknesses averaging 1.05 g/t gold and 32.3 meters, respectively.

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The eleven resource area drill holes also consistently intersected the sulfide copper zone beneath the gold horizon, and often were terminated in copper mineralization that occurs as chalcocite, covellite and chalcopyrite. The copper zone remains open for expansion laterally and at depth. Importantly, there is a northwest trending, 650 by 250 meter geophysical anomaly (IP-chargeability) coincident with the historic resource area and drill delineated sulfide copper mineralization that extends to the southeast and is open to the northwest.

Two holes were drilled immediately northwest of the Grand Bois deposit at the Riviere Brunette 1.8 by 1.1 kilometer copper-in-soil anomaly (see Company news release dated March 8, 2010). The holes intersected modest intervals of copper mineralization in bedrock beneath the copper-in-soil anomaly and elevated copper content in stockwork veined and altered intrusive rocks deeper in the holes. Both holes occur on the northern flank of coincident IP-chargeability and magnetic anomalies. Further work is underway to determine the nature and extent of copper mineralization on the property.

Grand Bois Overview. The Grand Bois property covers an area of 50 square kilometers of mineral rights in northern Haiti, and is entirely surrounded by EMX exploration licenses. The United Nations Development Program (“UNDP”) produced a non-NI 43-101 compliant historical resource estimate in 1986.

Due to difficulties in conducting field work in Haiti resulting from the January 12, 2010 earthquake, EMX and Newmont have agreed to amend the Grand Bois Designated Project Venture Agreement to extend the period of time Newmont has to make an election to reimburse the USD $1M payment to Societe Miniere Citadelle, S. A. (“the Second Option Payment”) that EMX made in January 2010. Newmont must make its election no later than May 4, 2011.

Comments on Sampling, Assaying, and QA/QC. The 2010 EMX-NEM core drilling program averaged 92% recovery. The reported significant intervals in this news release averaged 90%, and ranged from 68% to 96% recovery. The reported intercepts are interpreted to be approximately true thickness.

The EMX-NEM drill hole samples were collected in accordance with accepted industry standards and procedures. The samples were submitted to the ACME Labs (ISO 9001:2000 accredited) in Santiago, Chile for analysis. Gold was analyzed by fire assay with an AAS finish, and multi-element analyses were determined with aqua regia digestion and ICP MS/AAS techniques. Over limit gold assays (> 10 g/t) were re-analyzed by fire assay with a gravimetric finish. Over limit silver (> 100 g/t) and copper (> 1%) were re-analyzed by ICP AAS. EMX conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and field duplicates.

Mr. Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

EMX is exploring and investing in a first-class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	21
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

For further information contact:
David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement:

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	3
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com